SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 3, 2020

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 3, 2020 regarding “Ericsson Annual Report 2019 published”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: March 3, 2020

PRESS RELEASE March 03, 2020

Ericsson Annual Report 2019 published

•	Annual Report 2019 available for download

•	Printed version available for order

•	Ericsson’s Sustainability and Corporate Responsibility Report 2019 and Corporate Governance Report 2019 are published together with the Annual Report

•	Two events described under Events after the reporting period in the Annual Report

The Ericsson (NASDAQ: ERIC) Annual Report for 2019 is now available on the Ericsson web site. For more details, please visit: https://www.ericsson.com/en/investors

To download the Annual Report 2019: https://www.ericsson.com/en/investors/financial-reports/annual-reports

Printed copies of the Annual Report can be ordered by filling in the form on this page: https://www.ericsson.com/en/investors/financial-reports/order-annual-report

About the Sustainability and Corporate Responsibility Report 2019

Ericsson has integrated sustainability and corporate responsibility into its business strategy, and the Company’s sustainability performance is reflected in the Sustainability and Corporate Responsibility Report, which is published together with the Annual Report and includes information on Ericsson’s environmental, social and economic impacts. For more details, please download the Sustainability and Corporate Responsibility Report 2019 here: https://www.ericsson.com/sustainability-report

About the Corporate Governance Report 2019

Ericsson’s Corporate Governance Report, published together with the Annual Report, includes information on how rights and responsibilities are distributed among corporate bodies as well as on the structure through which owners can exercise their decision-making rights. For more details, please download the Corporate Governance Report 2019 here: https://www.ericsson.com/en/about-us/corporate-governance/corporate-governance-reports

Post closing events

Two events are described under Events after the reporting period in the Annual Report; one relating to Ericsson’s motion to dismiss the putative class action filed in 2018 that was granted by the United States District Court for the Southern District of New York, and one relating to the resolution of an earlier communicated litigation with Sol IP concerning alleged infringement of 20 patents declared to the LTE standard.

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PRESS RELEASE March 03, 2020

NOTES TO EDITORS:

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MORE INFORMATION AT:

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 10 714 64 99

E-mail: peter.nyquist@ericsson.com

Investors

Lena Häggblom, Director, Investor Relations

Phone: +46 10 713 27 78

E-mail: lena.haggblom@ericsson.com

Stefan Jelvin, Director, Investor Relations

Phone: +46 10 714 20 39

E-mail: stefan.jelvin@ericsson.com

Rikard Tunedal, Director, Investor Relations

Phone: +46 10 714 54 00

E-mail: rikard.tunedal@ericsson.com

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PRESS RELEASE March 03, 2020

Media

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the Swedish Securities Markets Act. The information was submitted for publication at 08:30 CET on March 3, 2020.

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